News Release

RESIN SYSTEMS RECEIVES SUBSTANTIAL TRANSMISSION POLE ORDER

Edmonton, Alberta, June 1, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovator, through its operating division, RS Technologies (collectively “RS”), has received a substantial RStandard™ transmission pole order for a repeat customer in Ontario. The order valued in excess of $1 million is the largest order to date in the region and will be shipped over the next four months.

According to the customer, RStandard transmission poles are being used in this project because the innovative design makes it the most cost-effective solution. In addition, RStandard’s outstanding durability will give it a significantly longer service life than transmission poles made from traditional materials.

“With our product becoming well known in the marketplace and production levels increasing, our sales momentum is building” said Greg Pendura, Chairman and CEO.  “Every day we receive customer reports confirming that our product is successfully meeting their needs and this is another excellent example”.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Paul Giannelia

Chairman, President and CEO

CEO

Resin Systems Inc.

RS Technologies

Ph: (780) 482-1953

Ph: (403) 219-8000

Fax: (780) 452-8755

Fax: (403) 219-8001

Email:  gregp@grouprsi.com

Email: pg@grouprsi.com

www.grouprsi.com

www.grouprsi.com

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